FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 19, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on July 19, 2021

CELLCOM ISRAEL ANNOUNCES
OPTIONS GRANT TO EMPLOYEES

Netanya, Israel – July 19, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that on July 18, 2021, the Company's option committee (by the authorization of the Company's board of directors) resolved to grant 1,115,000 options under the Company's 2015 Share Incentive Plan, to non-office holders senior employees, to be vested in three equal installments on each of the first, second and third anniversary of the grant at an exercise price of NIS 14.82 for each installment. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installments may be exercised within 12 month from their vesting. Such grant is subject to the approval of the Israeli TASE, or TASE, for the registration of such options for trade. The exercise of such options is subject to the TASE regulations and the sale of shares resulting from such exercise will be subject to block periods set by the Israeli applicable law and the TASE regulations.

For additional details see our most recent annual report for the year ended December 31, 2020 on Form 20-F, filed on April 28, 2021, under Item 6. Directors, senior management and employees –E. Share Ownership – Share Incentive Plan" and our current report on Form 6-K, dated July 6, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: July 19, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary